STATEMENT OF FINANCIAL CONDITION

Dash Financial Technologies LLC
December 31, 2018
With Report of Independent Registered Public Accounting Firm

(SEC I.D. No. 8-52503)







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52503

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dash Financial Technologies LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 S. Wacker Drive, Suite 1000
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gus Tezaris 212-207-4224
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Time Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Peter Maragos__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Dash Financial Technologies LLC__ , as of __December 31__ , 20 __18__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STATE OF NEW YORK
COUNTY OF NEW YORK

SWORN TO BEFORE ME
THIS 14TH DAY OF MARCH 20 19

Mary Saragoussi

MARY SARAGOUSSI
Notary Public, State of New York
No. 01SA6262738
Qualified In Kings County
Term Expires May 29, 2020

Notary Public

_____
Signature

Chief Executive Officer
_____
Title

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Dash Financial Technologies LLC

Statement of Financial Condition

December 31, 2018

Contents

Facing Page and Oath or Affirmation



Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036

Tel: +1 212 773 3000
ey.com

Report of Independent Registered Public Accounting Firm

To the Member and Board of Directors of Dash Financial Technologies LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Dash Financial Technologies LLC (the Company) as of December 31, 2018 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2017.

March 14, 2019

Dash Financial Technologies LLC

Statement of Financial Condition

As of December 31, 2018

Assets

Cash and cash equivalents	$	34,046,402
Cash segregated for the exclusive benefits of customers		961,342
Deposits with clearing organizations		1,777,179
Receivables and unbilled revenue from brokers and dealers, net of allowance of $587,134		19,366,455
Accounts receivable and unbilled revenue, net of allowance of $599,518		12,123,707
Fixed assets, net of accumulated depreciation and amortization of $4,841,393		2,601,242
Intangible assets, net of accumulated amortization of $32,908,027		54,908,765
Goodwill		60,148,288
Receivables from affiliates		1,599
Other assets		1,537,152
Total assets	$	187,472,131

Liabilities and member's equity

Liabilities:

Accounts payable and accrued expenses	$	12,885,726
Accrued compensation and benefits		8,249,392
Deferred revenue		93,750
Other liabilities		1,733,258
Total liabilities		22,962,126
Member's equity		164,510,005
Total liabilities and member's equity	$	187,472,131

The accompanying notes are an integral part of the Statement of Financial Condition.

Dash Financial Technologies LLC

Notes to Statement of Financial Condition

December 31, 2018

1. Organization and Basis of Presentation

Dash Financial Technologies LLC (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is a member of the Chicago Board Options Exchange ("CBOE"), the National Futures Association and various other options and equities exchanges in the United States. The Company is also registered as an independent Introducing Broker with the U.S. Commodity Futures Trading Commission ("CFTC"). The Company provides listed options execution, equities execution, brokerage and trading technology services on an agency basis to its institutional, prime broker, hedge fund, financial intermediary and options exchange customers. Additionally, the Company is a clearing member of the Options Clearing Corporation and the Depository Trust & Clearing Corporation.

The Company is a wholly owned subsidiary of DFT Intermediate LLC ("Intermediate"). DFT Acquisition, LLC ("Acquisition") owns 100% of the membership interests in Intermediate. DFT Intermediate Holdings, LLC ("Intermediate Holdings") owns 100% of the membership interest in Acquisition. DFT Acquisition Holdings, LLC ("Acquisition Holdings") owns 99.8% and Flexpoint Ford owns .2% of the membership interest in Intermediate Holdings (together Acquisition Holdings and Intermediate Holdings to be referred to as "Dash").

On August 24, 2018, Flexpoint Ford, a private equity firm, joined with management and current employees and acquired Intermediate from GTCR, a private equity firm. Acquisition Holdings is owned by Flexpoint Ford, as well as by management and current employees.

The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and codified in the Accounting Standards Codification ("ASC"), as set forth by the Financial Accounting Standards Board ("FASB").

Recently Adopted Accounting Standards

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers. This standard created Accounting Standards Codification ("ASC") 606, Revenue from Contracts with Customers, ("ASC 606"), providing companies with a single five step revenue recognition model for use in accounting for revenue arising from contracts with customers and supersedes current revenue recognition guidance, including industry-specific revenue guidance. On January 1, 2018, the Company adopted ASC 606, using the modified retrospective transition method applied to all contracts as of January 1, 2018.

2. Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

All unrestricted highly liquid investments with initial or remaining maturities of less than 90 days at the time of purchase are considered cash equivalents. These investments include demand deposits and money market accounts. The Company maintains its cash and cash equivalents in a checking and brokerage account at one bank, which at times may exceed the federally insured limit.

Cash Segregated for the Exclusive Benefits of Customers

Cash segregated in compliance with federal regulations includes cash deposited in a special bank account for the exclusive benefit of customers under Rule 15c3-3(k)(2)(i) of the Securities Exchange Act of 1934, as amended.

Deposits with Clearing Organizations

Deposits with clearing organizations consist of cash deposits with The Depository Trust & Clearing Corporation ("DTCC"), The National Securities Clearing Corporation ("NSCC), The Options Clearing Corporation ("OCC"), and with its clearing brokerage firm, Merrill Lynch Pierce, Fenner & Smith Incorporated.

Allowance for Doubtful Accounts

An allowance for doubtful accounts is based on the Company's assessment of the collectability of unbilled revenue, receivables from brokers and dealers, and fees receivable. The Company considers factors such as historical experience, credit quality, age of balances, and current economic conditions that may affect collectability in determining the allowance for doubtful accounts.

Dash Financial Technologies LLC

Notes to Statement of Financial Condition (continued)

2. Significant Accounting Policies (continued)

Fair Value of Financial Instruments

The carrying amounts reported on the statement of financial condition for cash and cash equivalents approximate fair value based on the on-demand nature of cash and the short-term maturity and the daily pricing mechanisms for cash equivalents. Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including receivables, payables, other restricted deposits and accrued liabilities, are reported at their contractual amounts, which approximate fair value.

Fixed Assets

Fixed assets are reported at cost, net of accumulated depreciation and amortization. Furniture and equipment and computer hardware are depreciated on a straight-line basis over estimated useful lives between three and ten years. Leasehold improvements are amortized on a straight-line basis over the life of the lease or the improvement, whichever is shorter.

Goodwill

Goodwill is not amortized but is reviewed for impairment on at least an annual basis or whenever circumstances indicate impairment could exist. An impairment loss is recognized if the estimated fair value of the reporting unit is less than its book value.

Intangible Assets

Identifiable intangible assets are amortized on a straight-line basis over their estimated useful life, which is between five and thirteen years from the date of the original acquisition and are also reviewed for impairment whenever changes in circumstances indicate impairment could exist.

Identifiable intangible assets consist of customer relationships, developed software, acquired software, and trademarks. Purchased software costs are amortized on a straight-line basis over five years.

The Company has also elected to capitalize client specific set-up costs within intangible assets on the statement of financial condition, for up-front development projects. Once the implementation is accepted by the client, the Company amortizes the costs over the estimated life of the service arrangement. Based on its historical evidence for similar transactions, the Company uses an amortization period of generally five years.

2. Significant Accounting Policies (continued)

The Company also capitalizes certain costs incurred in connection with developing or modifying software for internal use. Qualifying internally developed software costs are capitalized and amortized over the estimated useful life of the software, which is five years. The Company evaluates internally developed software for impairment whenever changes in circumstances indicate impairment could exist.

Receivables from Affiliates

Receivables from Affiliates consist of amounts owed by Dash Regulatory Technologies LLC.

Other Assets

Other assets primarily consist of prepaid assets and security deposits.

Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses primarily consist of payables to vendors and accruals for operating expenses where invoices have yet to be received.

Accrued Compensation and Benefits

Accrued compensation and benefits primarily consists of accrued compensation and severance payables to former employees.

Deferred Revenue

Deferred revenue consists of all fees that are received in advance related to software technology until the client accepts and begins using the technology. For fixed-term software licensing fees, such fees are recognized as revenue on a straight-line basis over the term of the agreement after installation is complete. Upfront development fees for custom work projects are recognized over the life of the service arrangement. The deferred revenue is shown on the statement of financial condition.

Other Liabilities

Other liabilities primarily consist of payables for soft dollar arrangements for customers, commission sharing arrangements "CSA" payables arising from commission fees shared with third-parties for introduced client's trade executions performed by the Company, deferred rent liability and other miscellaneous liabilities.

2. Significant Accounting Policies (continued)

Income Taxes

The Company is a single member limited liability company and, as such, is disregarded for federal, state and local income tax purposes. Pursuant to a tax sharing arrangement between Intermediate Holdings and the Company, all tax effects of the Company's income or loss are passed through to Intermediate Holdings. In addition, the Company is not liable for any material limited liability company taxes at the entity level. Therefore, no provision or liability for federal, state and local income taxes is included in the statement of financial condition.

As a partnership, Acquisition Holdings is generally not subject to federal, state or local income taxes with the exception of certain unincorporated business taxes and minimum state taxes, such as New York City Unincorporated Business Taxes ("UBT"). Intermediate Holdings, as the taxpayer of record, is responsible for payment of taxes to New York City ("NYC") for Unincorporated Business Tax ("UBT"). For federal, state and other local income tax purposes, the ultimate members of Dash are responsible for reporting their allocable share of the Company's income, gain, losses, deductions, and credits on their tax returns.

3. Recent Accounting Developments

ASU 2016-02, Leases (Topic 842), requires a lessee to recognize on its statement of financial condition assets and liabilities for substantially all of its leases. The new lease accounting standard also requires enhanced disclosures about leasing arrangements. ASU 2016-02 is effective for annual reporting periods after December 15, 2019 and early adoption is permitted.

In July 2018, the FASB issued ASU 2018-11, Leases (Topic 842) – Targeted Improvements, which provides entities with an alternative transition method of adoption in addition to the previously required modified retrospective transition approach. Under the modified retrospective transition approach, leases are to be recognized and measured at the beginning of the earliest period presented in the statement of financial condition. This additional transition method changes only when an entity is required to initially apply the transition requirements of the new leases standard; it does not change how those requirements apply.

The Company will adopt this new standard on January 1, 2019 using the additional (and optional) transition method of adoption.

Dash Financial Technologies LLC

Notes to Statement of Financial Condition (continued)

3. Recent Accounting Developments (continued)

The Company's lease commitments, as discussed in Note 12 – Commitments and Contingencies, primarily relate to office space and represents substantially all of the leases that will be subject to the new lease accounting standard. The company is currently assessing both the qualitative and quantitative impact of the new lease accounting standard on its statement of financial condition but anticipates any material impact to be limited to the recognition of the right-of-use assets and lease liabilities on the balance sheet in an amount consistent with the total present value of outstanding future minimum payments for operating leases as included in Note 12.

4. Receivables from Contracts with Customers

The Company records a receivable when revenue is recognized prior to payment and the Company has an unconditional right to payment. When payment precedes the provision of the related services, the Company records deferred revenue until the performance obligations are satisfied.

The following table presents the Company's total receivables from contracts with customers:

| | December 31, 2018 | | |
	Gross	Allowance	Net
Receivables and unbilled revenue from brokers or dealers	$ 19,953,589	$ (587,134)	$ 19,366,455
Accounts receivable and unbilled revenue	12,723,225	(599,518)	12,123,707
	$ 32,676,814	$ (1,186,652)	$ 31,490,162

| | December 31, 2017 | | |
	Gross	Allowance	Net
Receivables and unbilled revenue from brokers or dealers	$ 19,127,025	$ (216,496)	$ 18,910,529
Accounts receivable and unbilled revenue	9,016,591	(95,042)	8,921,549
	$ 28,143,616	$ (311,538)	$ 27,832,078

5. Financial Instruments

All financial instruments are measured and reported on a fair value basis. The ASC defines fair value and establishes a framework for measuring fair value, as well as a fair value hierarchy based on inputs used to measure fair value.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

Notes to Statement of Financial Condition (continued)

5. Financial Instruments (continued)

Fair Value Hierarchy

Financial assets and liabilities are classified based on inputs used to establish fair value as follows:

Level 1 – Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets;

Level 2 – Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other valuation techniques utilizing observable inputs directly or indirectly related to the asset or liability being measured;

Level 3 – Valuation techniques utilize inputs that are unobservable and significant to the fair value measurement.

At December 31, 2018, the Company did not own any financial assets or liabilities other than cash and cash equivalents or other assets and liabilities with short and intermediate term maturities and defined settlement amounts. Per the Company's accounting policies (Note 2), the carrying amounts of cash and other assets and liabilities with defined settlement amounts are reported at their contractual amounts, which approximates fair value.

6. Receivables and Unbilled Revenue from Brokers and Dealers and Accounts Receivable and Unbilled Revenue

At December 31, 2018, amounts receivable and unbilled revenue from brokers and dealers include:

Broker-dealer receivables	$ 10,318,553
Broker-dealer unbilled revenue	9,047,902
Total receivables and unbilled revenue from brokers and dealers	$ 19,366,455

At December 31, 2018, accounts receivable and unbilled revenue include:

Accounts receivable	$ 6,230,798
Unbilled revenue	5,892,909
Total receivables and unbilled revenue	$ 12,123,707

As of December 31, 2018, the allowance for doubtful accounts included $587,134 for broker-dealer receivables and $599,518 for accounts receivable.

Dash Financial Technologies LLC

Notes to Statement of Financial Condition (continued)

7. Fixed Assets

At December 31, 2018, fixed assets were comprised of:

	Acquisition Value	Accumulated Depreciation and Amortization	Net Book Value
Computer hardware	$5,600,037	($4,071,722)	$1,528,315
Leasehold improvements	570,439	(180,433)	390,006
Purchased software	279,289	(223,170)	56,119
Furniture and equipment	992,870	(366,068)	626,802
Total	$7,442,635	($4,841,393)	$2,601,242

8. Goodwill and Intangible Assets

The Company completed its annual evaluation of goodwill as of December 31, 2018 and determined no impairment charge was required. Subsequent to December 31, 2018, no events have occurred, or circumstances have changed that would indicate that the fair value of goodwill had fallen below its carrying value.

Intangible assets are included within other assets on the statement of financial condition. The following table summarizes intangible assets as of December 31, 2018:

	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Customer relationships	$58,780,000	($23,063,845)	$35,716,155
Developed software	15,500,000	(3,157,407)	12,342,593
Internally developed software	11,820,125	(5,793,442)	6,026,683
Acquired software	416,667	(416,667)	-
Trademarks	1,300,000	(476,667)	823,333
Total	$87,816,792	($32,908,028)	$54,908,764

8. Goodwill and Intangible Assets (continued)

The Company capitalized $1,999,035 of internally developed software costs in 2018. As of December 31, 2018, there were no assets under capital lease agreements.

No events have occurred, or circumstances have changed that would reduce the fair value of any of the intangible assets below their carrying values.

9. Deferred Compensation

In prior years, the Company provided a portion of each executive's and other highly compensated individual's annual bonus as a long-term cash award. Awards were deferred and paid in May of the third year following the year the award was granted. Expense related to these awards is recognized ratably over the service period of the forty months including the year for which the award was granted. Upon the merger, the plan was discontinued in 2017 going forward and the 2016 award year plan was paid out at that time. The Company made a final payment related to this program's 2015 award year of $342,009 in May 2018.

10. Retirement Savings Plan

All employees of the Company that meet eligibility requirements have the option of participating in the Company's retirement savings plan. Under the plan, participants may voluntarily contribute a portion of their wages on a tax-deferred basis. The Company may make discretionary matching or profit sharing contributions to the plan.

11. Concentration of Credit Risk

The Company may maintain cash and cash equivalents at financial institutions in excess of federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to significant credit risks.

Five customers accounted for, in aggregate, approximately 15% of the accounts receivable balance at December 31, 2018.

Notes to Statement of Financial Condition (continued)

12. Commitments and Contingencies

Leases

The Company is obligated under a non-cancelable operating lease to pay the following minimum rentals:

Year:	Minimum Lease Payments	Sublease Proceeds	Net Lease Payments
2019	$1,076,388	($43,924)	$1,032,464
2020	1,054,430	-	1,054,430
2021	1,092,504	-	1,092,504
2022	1,116,396	-	1,116,396
2023	1,140,826	-	1,140,826
2024	771,070	-	771,070
2025	229,772	-	229,772
2026	176,177	-	176,177
Total	$6,657,563	($43,924)	$6,613,639

The operating leases are subject to periodic escalation charges. The Company's principal operating leases expire in July 2024 and September 2026. The Company subleased two of its leased properties and included in other liabilities is a sublease loss reserve of $1,636 relating to those subleases.

Line of Credit

The Company has a secured line of credit with BMO Harris Bank N.A. in the amount of $10,000,000 to obtain any funding necessary to cover daily securities settlements with clearing corporations. Funds drawn on this line bear interest at a daily offered rate, typically overnight fed funds rate plus 150 basis points, with interest being paid monthly and being computed on the basis of a year of 360 days for the actual number of days elapsed. As of December 31, 2018, the Company did not have any amounts outstanding relating to this credit facility.

13. Member's Equity

Pursuant to the Company's operating agreement, the Company allocates and distributes to Intermediate a portion of its distributable profits throughout the year as soon as practicable at the end of each month.

14. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1") and CFTC Regulation 1.17 ("Regulation 1.17"). Under this rule, the Company is required to maintain "net capital" equal to the greater of $250,000 or 2% of "aggregate debit items" arising from customer transactions, as defined. Regulation 1.17 requires the Company to maintain net capital equal to or in excess of $45,000 or the amount of net capital required by Rule 15c3-1, whichever is greater. At December 31, 2018, the Company had regulatory net capital of $23,459,742, which was $23,209,742 in excess of its minimum net capital requirement of $250,000.

Advances to affiliates, repayment of borrowings, dividend payments, distributions and other equity withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory bodies. The Company is exempt from the provisions of Rule 15c3-3 pursuant to paragraph k(2)(i) under the Securities Exchange Act of 1934.

15. Related-Party Transactions

On occasion, the Company enters into intercompany transactions with Acquisition Holdings, Intermediate Holdings, Acquisition and another subsidiary of Intermediate, Dash Regulatory Technologies LLC. At December 31, 2018, the Company had a receivable balance of $1,599 due from Dash Regulatory Technologies LLC, reflected in receivables from affiliates on the statement of financial condition.

16. Subsequent Events

The Company evaluated subsequent events through the date of issuance of the statement of financial condition and has determined there were no material events that would require recognition or disclosure in the statement of financial condition or accompanying notes.